GROSVENOR EXPLORATIONS INC.
1533 Eagle Mountain Drive
Coquitlam, British Columbia
Canada,V3E 2Z3
Phone & Fax:(604)328-2908

June 26, 2006.
Filed via Edgar
Delivered by Federal Express

United States Securities and Exchange Commission
100 F Street, N. E.
Washington, D.C.
20549-7010

Attention: H. Christopher Owings, Assistant Director

Dear Mr. Owings:

Re:    Grosvenor Explorations Inc.
  Amendment No. 2 to Registration Statement on Form SB-2
   Filed May 18, 2006
   File No. 333-132681

We have received your letter dated June 8, 2006 and have revised our Form SB-2A in response to these comments. Our responses to your comments are set forth in the order of your letter.

Report of Independent Registered Public Accounting Firms, page 54

1. The auditors have eliminated the dual-dating of their report.

2.	In response to this comment the auditors have eliminated the fourth paragraph and have inserted the following paragraph:

“The Consolidated Statement of Cash Flows has been restated to show a reclassification, resulting from an error, of accounts payable - related parties of $6,921 from Operating Activities to Financial Activities (see note 6).”

Notes to Financial Statements, page 59

Note 6 - Reclassification, page 62

3. Note 6 has been revised in response to this comment.

Consolidated Statements of Cash Flows, page 58

4. The first and third columns have been label “As Restated”.

Exhibit, page 64

Exhibit 11 has been revised to reflect earnings per share data, as restated, for all periods presented.

Exhibit 23.1

6.	The auditors consent letter now contains a reference to the statements of operations, changes in stockholders’ equity and cash flows for the one month ended June 30, 2005.

The auditors have not dual-dated their report and therefore no reference has been made in their consent letter.

We are enclosing a copy of the revised Form SB-2A and a copy of the red-lined copy cross referenced to the above noted comments.

Yours very truly;
Grosvenor Explorations Inc.

Per: PATRICK N. GRANT
Patrick N. Grant
Chief Financial Officer, Secretary Treasurer and
Director

Enclosures